Exhibit 99.2

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

OF

SUZANO S.A.

TO BE HELD EXCLUSIVELY IN DIGITAL FORM

ON OCTOBER 31, 2023

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

Information on the matters subject to resolution………………………………………….3

Exhibit AInformation on the Merger (Exhibt I of CVM Resolution No. 81/22) …...7

Exhibit B Merger Agreement and MMC’ Appraisal Report………………………….17

Exhibit C Minutes of the Meeting of the Board of Directors…………………………149

Exhibit D Minutes of the Meeting of the Fiscal Council………………………………156

Exhibit E Information on the Appraiser (Exhibit L to CVM Resolution No. 81/22)………………………………………………………………………………………..161

Exhibit F Proposal for services and compensation of the Appraiser………………….162

Exhibit G Detailed explanation of the origins and rationale for significant changes in the Bylaws, with an analysis of their legal and economic effects……………………………193

Exhibit H Consolidated Bylaws…………………………………………………………..196

The items listed above are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and meet the requirements of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”) and CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution No. 81/22”).

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) presents to the Shareholders the following Proposal, to be the subject to resolution in the Extraordinary General Shareholders Meeting (“EGSM”) to be held on October 31, 2023, at 10 a.m., exclusively in digital form, pursuant to CVM Resolution No. 81/22.

The Company emphasizes that the presentation of the information set forth in this Proposal does not replace, for any purpose, the attentive and complete reading of all its Exhibits.

(1) Approval of the Protocol and Justification Instrument of the Merger, by the Company, of MMC Brasil Indústria e Comércio Ltda.

Based on the clarification provided in this document, specially the information contained in Exhibit A, and under the Brazilian Corporate Law and the applicable regulations, it is proposed to be approved the Protocol and Justification Instrument of Merger containing the terms and conditions of the merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC”), with the Company being the direct holder of its entire equity capital (“Merger Agreement” and “Merger”).

The Merger Agreement, entered into by the managements of the Company and MMC on September 28, 2023, is part of this Proposal in the form of Exhibit B. The document sets forth the bases, justifications and effects of the Merger, including, without limitation, the treatment of equity variations that may occur between the base date of MMC’s appraisal report and the effective date of consummation of the Merger. The signing of the Merger Agreement was approved by the Board of Directors in a meeting held on September 28, 2023, the minutes of which are included in Appendix C to this proposal. It received a favorable opinion from the Fiscal Council, as per the resolution approved in the Fiscal Council’s meeting on the same date, the minutes of which are in Appendix D.

(2)Ratification of the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda. to appraise the net equity of MMC, pursuant to the Law.

Based on the clarification provided in this document and in accordance with the Brazilian Corporate Law and applicable regulations, it is proposed to be ratified the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (the “Appraiser”), to prepare the net equity appraisal report of MMC and its respective exhibits, at its book value, according to the law (“Appraisal Report”).

The Appraiser specialize in auditing, consultancy and preparation of equity appraisal reports in accordance with applicable standards and audit procedures.

Further information on the contracting of the Appraiser is provided in Exhibit E and Exhibit F of this Proposal, pursuant to Section 25 of CVM Resolution No. 81/22.

(3)Approval of the appraisal report of MMC’s net equity, at book value, prepared by the Appraiser in compliance with accounting and legal standards, criteria and requirements.

Based on the clarifications set forth in this document and pursuant to the terms of the Brazilian Corporation Law and applicable regulations, it is proposed that the appraisal report on MMC’s net equity be approved, at book value, prepared by the Appraiser, in compliance with the accounting and legal standards, criteria and requirements, which is attached to this Proposal as Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

Considering that Suzano directly holds one hundred percent (100%) of MMC’s equity capital, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, rendered on February 15, 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, Section 264 of the Brazilian Corporate Law is not applicable to the Mergers, thus, it will not be necessary to prepare the reports referred to in the aforementioned provision.

(4)Approval of the Merger.

After the resolutions on the items detailed above, which are steps of the Merger, it is proposed to be approved the Merger of MMC by the Company, under the terms and conditions of the Merger Agreement, the Brazilian Corporate Law and the applicable regulations.

The Merger proposed herein, if approved, will result in the complete transfer, to the Company, of MMC’s net equity assets, as determined by the Appraisal Report. As a result, Suzano shall adjust its balance sheets in order to reflect the replacement of the investments it holds in MMC with the net assets corresponding to the aforementioned equity interest and MMC shall cease to exist. It should be noted that the Merger will only be finalized and take effect on November 1, 2023.

For all due purposes, it is hereby clarified that the Company directly holds one hundred percent (100%) of MMC’s equity capital, in a manner that the Merger will not result in a capital increase of the Company, nor will it entail any right of withdrawal for the Company’s shareholders.

Further information on the Mergers is provided in Exhibit A of this Proposal, pursuant to Section 22 of CVM Resolution No. 81/22.

(5)Approve the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) complement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii) complement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries”.

The Company’s management proposes that the list of corporate purposes set forth in Article 4 of its Bylaws be supplemented to include the following activities:

“Article 4 – (...)

(a) manufacture, trade, import, and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories.

(b) formation and commercial operation of homogeneous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;

(c) provision of services, and import, export, and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries.”

Considering (i) that some of the activities described above were already indirectly carried out by a company in which the Company holds the entirety of the equity capital; and (ii) that the proposed change does not represent a substantial modification to the Company’s main corporate purpose, as they are accessory activities that contribute to the pursuit of the Company’s primary corporate purposes, and in light of the decision rendered on March 27, 2018, by the Board of Commissioners of CVM in the Proceeding SEI No. 19957.000175/2018-83, the proposed change does not constitute a scenario for the exercise of withdrawal rights by Company shareholders dissenting from the resolution due to its approval.

The information required by Section 12 of CVM Resolution No. 81/22 is included in Exhibits G and H to this Proposal.

(6)Approve the consolidation of the Company’s Bylaws.

It is proposed to approve the consolidation of the Company’s Bylaws, as set out in Exhibit H to this Proposal, to reflect the change proposed in item 5 above.

(7)Authorization of the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, under the terms of the current regulation.

Lastly, it is proposed that Suzano’s managers be authorized to perform any and all additional actions that may be required to carry out and implement the resolutions approved by the shareholders at the EGSM (including, without limitation, the Merger), pursuant to the terms and conditions set forth in the Merger Agreement, the Brazilian Corporate Law and applicable regulations.

Additional information and where to find it

The documents required by the Brazilian Corporate Law and in CVM Resolution No. 81/22 were submitted to CVM on the present date, through the Periodic Information System (IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.

Publicly Held Company

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

Exhibit A

Information on the Merger

(Exhibit I to CVM Resolution No. 81/22)

Pursuant to Section 22 of CVM Resolution No. 81/22, the Company provides the following information about the Merger, as defined below, to be discussed in the EGSM of the Company to be in held on October 31, 2023, at 10 a.m., exclusively in digital form.

1.	Protocol and justification of the transaction, in accordance with Sections 224 and 225 of Law No. 6,404, of 1976.

The “Merger Agreement” is disclosed in the Exhibit B to this Proposal.

2.	Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies arising out the transaction, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

Not applicable.

3.	Description of the transaction, including:

a. Terms and condition:

Subject to the terms and conditions of the Merger Agreement, the transaction will consist of the Merger, by the Company, of MMC (as defined in the Merger Agreement) (“Merger”).

The Company directly holds one hundred percent (100%) of MMC’s equity capital, in a manner that the Merger will not result in a capital increase of the Company, given that MMC’s net equity is already fully reflected in Suzano’s net equity, nor will it give rise to any right of withdrawal for the Company’s shareholders.

The economic effects of the Merger will consist of the effective integration of activities performed by MMC and Suzano in order to enable the capture of efficiency gains and synergies from reduced operational, logistical and administrative costs and risks, as well as result in an optimized management and a simplified corporate structure for Suzano.

b.Obligations to indemnify
i.The managers of any of the companies involved
ii.If the transaction does not take place

Not applicable.

c.Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or arising out the transaction, before and after the transaction

Before and after the Merger, there will be only the same shares issued by the Company that existed prior to the Merger, which will maintain the same rights and advantages referred to in “Section 12 – Securities” of the Company’s 2023 Reference Form (version 3).

d.Eventual need for approval by debenture holders or other creditors

Not applicable.

e.Assets and liabilities that will comprise each portion of the equity, in the event of a spin-off

Not applicable.

f.Intention of the resulting companies to obtain registration as a securities issuer

Not applicable.

4.	Plans to conduct corporate business, notably in relation to specific corporate events intended to be promoted

The Company will continue, after the Merger, to be dedicated  to the regular development of its activities, which will not suffer any change due to the Merger, maintaining the Company as a publicly held company.

5.	Analysis of the following aspects of the transaction:

a.Description of the key expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages

The Company understands that the effective integration of the activities of MMC and the Company will allow the capture of efficiency gains and synergies from reduced operational, logistical and administrative costs and risks, as well as resulting in an optimized management and a simplified corporate structure for Suzano.

b.Costs

The managements of the Company and MMC estimate that the costs of carrying out the Merger are in the order of approximately two hundred thousand Brazilian reais (R$ 200,000.00), including expenses with publications, records, auditors, appraisers, legal advisors and others professionals engaged in the transaction.

c.Risk factors

The Merger does not represent an additional risk factor for the Company, and the information described in “Section 4 – Risk Factors” of the Company’s 2023 Reference Form (version 3) remains valid and current.

d.In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why these alternatives were not considered

The Merger of MMC by the Company is the most efficient way to: (i) capture efficiency gains and synergies stemming from the reduction of operational, logistical and administrative costs; and (ii) implement management optimization and simplification of Suzano’s corporate structure. Other alternatives, such as MMC’s termination, would entail additional costs of implementation and greater operational complexity to achieve the same desired result.

e.Exchange Ratio

Not applicable, considering that: (i) Suzano directly holds one hundred percent (100%) of MMC’s equity capital; (ii) all MMC units will be canceled with the completion of the Merger, as provided for in Section 226, Paragraph 1, of the Brazilian Corporation Law; and (iii) Company’s shares will not be issued to replace MMC’s units.

f.For transactions involving parent companies, subsidiaries or companies under common control

i.Exchange ratio of shares calculated in accordance with Section 264 of Law No. 6,404, of 1976.

Not applicable, see item 5(e) above, and in view of the decision of the Board of Commissioners of CVM rendered on February 15, 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

ii.Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction.

Not applicable. Please refer to item 5(e) above.

iii.If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling block:

(a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control;

(b) Reasons that justify any differences in valuation in the different transaction.

Not applicable. Please refer to item 5(e) above.

iv.Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the transaction or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable. Please refer to item 5(e) above.

6.	Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the transaction was discussed, including any dissenting vote

The minutes of the meeting of the Board of Directors of the Company in which the Merger were examined is disclosed in Exhibit C of this Proposal, while the minutes of the Fiscal Council Meeting that issued its opinion on the matter is disclosed in Exhibit D of this Proposal. Such documents are also available at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

7.	Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the transaction made available to the controlling shareholder in any stage of the transaction

The Appraisal Report of MMC’s net equity at book value is disclosed in Exhibit I of the Merger Agreement (Exhibit B of this Proposal), and is also available at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and (http://www.b3.com.br) websites.

8.	Identification of possible conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction

The Management of the Company engaged an independent firm to prepare MMC’s Appraisal Report and did not identify conflicts of interest between the parties involved in the transaction.

Besides that, the Appraiser stated: (i) not to have knowledge of conflicts of interest, direct or indirect, either any other circumstances that represent conflict of interest regarding the draft of the Appraisal Report; and (ii) not to have knowledge of any action of Suzano or MMC’s managers with the purpose of directing, limiting, difficulting or practicing any acts that have or may have compromised the access, the use or the knowledge of information, documents or relevant work methodologies with regard to the quality of the services provided.

9.	Proposals of bylaws or amendments to the bylaws of the companies arising out the transaction

Due to the Merger, the Company will adjust the wording of its corporate purpose for a more detailed description of the activities carried out, expressly encompassing activities currently performed by MMC. Such an amendment does not constitute a case for exercising withdrawal rights by Suzano’s shareholders, as it does not represent a substantial modification of the Company’s business purpose, in line with the decision rendered on March 27, 2018, by the Board of Commissioners of CVM in the Proceeding SEI No. 19957.000175/2018-83.

10.	Financial statements used for the purpose of the transaction, in accordance with the specific rules

The Merger will be carried out considering MMC’s book value, as reflected in MMC’s unaudited balance sheets, which are part of the Appraisal Report, available in Exhibit I of the Merger Agreement (Exhibit B of this Proposal).

11.	Pro forma financial statements used for the purpose of the transaction, in accordance with the specific rules

Not applicable, provided the Merger: (i) does not represent a dilution greater than five percent (5%), since it will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of units/shares; and (ii) does not constitute a relevant transaction for the purposes of OCPC Technical Guideline No. 06 (Orientação Técnica OCPC nº 06).

12. Document containing information on the companies directly involved that are not publicly held, including:

a.Risk factors, in the terms of itens 4.1 to 4.3 of the reference form

MMC's corporate purpose includes:

(a)	The industrial or commercial operation, including importation, exportation, and distribution of (i) moist wipes for general cleaning; (ii) cleaning products, such as disinfectants, soaps, and domestic sanitizing products; (iii) facial tissues, sanitary papers, hygiene products and their by-products, as well as other products sold alongside or complementary to them; and (iv) other sanitary and personal hygiene products, whether for consumer or industrial use;

(b)	The provision of services related to its business purpose;

(c)	Representation of other companies, whether national or international, on its own or on behalf of third parties; and

(d)	Participation in other companies, as a partner, shareholder, or quota holder.

MMC’s fixed assets are listed in the respective Appraisal Report. Its current equity capital amounts to five hundred ninety-eight million, seven hundred seventy-two thousand, two hundred fifty-two Brazilian reais (R$ 598,772,252.00), fully subscribed and paid up, divided into five hundred ninety-eight million, seven hundred seventy-two thousand, two hundred fifty-two (598,772,252) units, with a nominal value of R$ 1.00 each, all wholly owned by Suzano.

Suzano does not identify any additional risk factors applicable to the Company, beyond those already described in “Section 4, Item 4” of the Company’s 2023 Reference Form (version 3).

b.Description of the main changes in the risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction

Not applicable. Please refer to item 12(a) above.

c.Description of its activities, in accordance with items 1.2 to 1.5 of the reference form

1.2. Summary description of the main activities of the issuer and its subsidiaries

The main activities carried out by MMC have already been described in item 12(a) of this Exhibit A.

1.3. For each operational segment that has been disclosed in the most recent year-end financial statements, or where applicable, in the consolidated financial statements, the following information should be provided:

a) Marketed products and services

The products sold by MMC have already been described in section 12(a) of this Exhibit A and can be segmented into the “at home” and “away from home” categories. The former encompasses residential consumer papers, such as toilet paper, napkins, wet wipes, facial tissues, and dry wipes (reusable cloths). The “away from home” segment involves commercial and industrial use products, such as toilet paper, interfolded towels, disposable cleaning cloths, hand soaps and sanitizers, bathroom dispensers, and others.

b) Revenue from the segment and its share in the issuer’s net revenue

Not applicable, considering that MMC was specifically established to facilitate the acquisition of certain operations explored/held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC”). The transfer of assets from KC to MMC was only completed in June 2023.

Therefore, MMC only became an operational company as of June 2023, with no consolidated net revenue information available by segment, since no Financial Statement was prepared by MMC.

c) Profit or loss arising out the segment and its share in the issuer’s net income

Not applicable. Please refer to item 1.3.“b” above.

1.4. Regarding the products and services that correspond to the operational segments disclosed in item 1.3, description of:

a) Characteristics of the production process

MMC has a tissue paper production factory, located in the city of Mogi das Cruzes, in the state of São Paulo, with an annual production capacity of approximately 130 thousand tons. MMC’s tissue production is intended for the conversion of the “at home” and “away from home” segments.

The production characteristics of tissue paper by MMC are the same as those described in Suzano’s Reference Form for this segment.

The other products in the “away from home” line that make up MMC’s portfolio, including but not limited to disinfectants, soaps, their by-products, and their respective accessories, are purchased from specialized partners and suppliers (they are not part of MMC’s production line) and are characterized as accessory/complementary products to the main object.

b) Characteristics of the distribution process

All converted tissue paper invoiced by MMC takes place at the Mogi das Cruzes factory.

In terms of trading, both the sales unit to customers and the transport packaging of tissue paper used at MMC is known as a “bundle”, which in turn contains the packages commonly available at points of sale (shelves). For the “away from home” line, the product packaging is in cardboard boxes, housing the products until the dispensers are stocked and subsequently used by consumers.

The transportation mode planned for use at MMC is by road, using box trucks or sider trucks (with side openings). Depending on the region being served, especially in the northern region, multimodal transportation (road and coastal/river) may also be used.

MMC’s products reach the end consumer starting with the loading and invoicing of tissue paper at the Mogi das Cruzes unit, and then moving on to distribution centers and subsequently to predetermined customers according to the “Go to Market” strategy (distribution channels).

The distribution channels for the “at home” tissue paper products are the same as those described in Suzano’s reference form for this segment. For “away from home” products, distribution channels are determined based on the size of the end customer:

●	Direct Channel – serving large customers (over 500 employees). Distribution is carried out by MMC’s own sales and customer service team.

●	Indirect Channel – serving customers with 30-500 employees. Distribution is carried out through a network of distributors strategically located throughout the country.

●	Indirect Channel – serving micro-companies (customers with fewer than 30 employees). Distribution is carried out through multi-brand resellers and via the eCommerce channel.

c) Characteristics of the operating markets, especially (i) participation in each of the markets; and (ii) competitive conditions in the markets

Regarding the tissue operation, MMC’s main operation, the market competition conditions are the same as those described in Suzano’s Reference Form for this segment. It is reiterated that the annual production capacity of the Mogi das Cruzes factory is 130,000 tons.

Furthermore, concerning market share, considering that MMC began its operations in June 2023, there is no official survey on its market share in recent years.

However, with the acquisition of MMC, grouping the market participation in value of Suzano and MMC in the toilet paper segment, Suzano becomes the market leader with a market share of approximately 26%, according to data collected by Nielsen.

Possible seasonality

The products of MMC’s operational segments do not show apparent seasonality.

d) Main inputs and raw materials, providing (i) a description of the relationships with suppliers, including whether they are subject to government control or regulation, indicating the agencies and the respective applicable legislation; (ii) any dependence on few suppliers; and (iii) any volatility in their prices

The characteristics of inputs and raw materials related to MMC’s tissue paper are the same as those described in Suzano’s Reference Form for this segment.

Regarding the complementary “away from home” products, production is carried out by specialized partners and suppliers.

1.5. Identification of the existence of customers responsible for more than 10% of the issuer's total net revenue, informing: a) Total amount of revenues from the customer b) Operational segments affected by revenues from the customer

Not applicable, considering that MMC was specifically constituted to facilitate the acquisition of certain operations explored/owned by KC. The transfer of assets from KC to MMC was only completed in June 2023.

Therefore, MMC only became an operational entity starting from June 2023, with no consolidated information on the company's net revenue by segment, since there was no preparation of Financial Statements by MMC.

d.Description of the economic group, pursuant to item 6 of the Reference Form

MMC’s corporate structure has already been described in item 12(a) of this Exhibit A.

e.Description of the capital stock, under the terms of item 12.1 of the reference form.

MMC’s equity capital has already been described in item 12(a) of this Exhibit A.

13. Description of the capital structure and ownership after the transaction, in accordance with item 6 of the reference form

Following completion of the Merger: (i) MMC will cease to exist; (ii) the entirety of the units issued by MMC will be canceled, as provided for in Paragraph 1, of Section 226, of the Brazilian Corporation Law, and (iii) no Company’s shares will be issued in exchange for MMC’s units. Accordingly, the Company’s capital structure will remain as informed in Section “6 – Control and Economic Group” of its 2023 Reference Form (version 3).

14. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by people linked to them, as defined by the rules of public offer to shares acquisition

Not applicable.

15. Exposure of any of the companies involved in the transaction, or of people link to them, as established by the rules of initial public offer to shares acquisition, in referenced derivatives in securities issued by other companies involved in the transaction

Not applicable.

16. Report covering all businesses realizes within the last six (6) months by people indicated below with securities issued by companies involved in the transaction:

a.Companies involved in the transaction:

i.Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

ii.Private sales transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iv.Sales transactions on regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

b.Parties related to companies involved in the transaction:

i.Private purchase transaction: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iiPrivate sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

iv.Sales transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and kind of security; and (e) other relevant conditions

Not applicable.

17.The document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Opinion 35, of 2008

Not applicable. Please refer to item 5(e) above.

* * *

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal– EGSM held on October 31, 2023

EXHIBIT B

Merger Agreement and MMC’s Appraisal Report